UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

Dividends Declaration

On March 26, 2025, Sapiens International Corporation N.V. (“Sapiens” or the “Company”) issued a press release entitled “Sapiens Declares Cash Dividend of $16.8 Million, or $0.30 Per Share— For the Second Half of 2024, and a Special Cash Dividend of $20.1 Million, or $0.36 Per Share, for 2024”, in which Sapiens announced semi-annual and special dividends in respect of its results of operations for the second half, and the entirety, respectively, of the year ended December 31, 2024. A copy of that press release is furnished as Exhibit 99.1 hereto.

In the foregoing press release, Sapiens announced that its board of directors had approved the distribution of a semi-annual cash dividend of $0.30 per share, or $16.8 million in total. That dividend is in line with the Company’s policy of distributing, on a semi-annual basis, up to, in the aggregate, 40% of its annual non-GAAP net income. In addition to that semi-annual dividend, Sapiens’ board of directors has declared a special cash dividend of $0.36 per share, or $20.1 million in total, for the entirety of 2025. In total, the dividends constitute a cash distribution of $0.66 per share, or $36.9 million, in the aggregate.

The dividends will be paid on April 16, 2025 to Sapiens’ shareholders of record as of April 7, 2025. The dividends are subject to withholding of Israeli tax at source at the rate of 25% of the dividend amounts payable to Israeli individual, and non-Israeli, shareholders of record.

Exhibits

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release issued by Sapiens on March 26, 2025 entitled “Sapiens Declares Cash Dividend of $16.8 Million, or $0.30 Per Share- For the Second Half of 2024, and a Special Cash Dividend of $20.1 Million, or $0.36 Per Share, for 2024”

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (excluding Exhibit 99.1) are incorporated by reference into the Company’s Registration Statements on Form S-8 (SEC file numbers 333-260325, 333-213817 and 333-177834).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: March 26, 2025	By:	/s/ Roni Giladi
Name: Roni Giladi
Title: Chief Financial Officer

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